GRANDVIEW GOLD INC. – "MANAGEMENT’S DISCUSSION AND ANALYSIS"
THREE MONTHS AND NINE MONTHS ENDED FEBRUARY 29, 2008

The following Management Discussion and Analysis (“MD&A”) reviews the financial condition and results of operations of Grandview Gold Inc. (“Grandview” or the “Company”), formerly Consolidated Grandview Inc., for the three-month period ended February 29, 2008 (“third quarter 2008”) and the nine-month period ended February 29, 2008 (“nine-month period 2008”) and its financial position as at February 29, 2008. The MD&A should be read in conjunction with Grandview’s audited annual financial statements and related notes, and MD&A as at May 31, 2007.

Grandview’s financial statements were prepared in accordance with accounting principals generally accepted in Canada (“Canadian GAAP”). Unless otherwise stated, all amounts discussed herein are denominated in Canadian dollars. A summary of the differences in Canadian GAAP and those generally accepted in the United States (“US GAAP”), which affects the Company, is contained in Note 10 to the financial statements for the third quarter 2008.

Additional information relating to the Company and subsequent press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and is available online at www.sedar.com, or at the Company’s website at www.grandviewgold.com

The Company’s shares are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “GVX”. Grandview also publicly lists its securities on the NASDAQ OTC Bulletin Board, under the symbol “GVGDF”.

The comparative reporting periods last year are the three-month period ended February 28, 2007 (“third quarter 2007”) and the nine-month period ended February 28, 2007 (“nine-month period 2007”).

This MD&A was prepared on April 14, 2008.

Forward Looking Statements

This MD&A includes certain forward-looking statements within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the near future, including future business strategy, goals, exploration programs or other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from future results expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current or planned exploration activities, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in precious metal prices and other such factors. Accordingly, the reader should not place undue reliance on forward-looking statements by the Company. Statements speak only as of the date on which they are made.

OVERALL PERFORMANCE

Overview and Corporate History

Grandview is a mineral exploration Company focused on creating value for shareholders by exploring and, if warranted, developing gold properties in North America. Grandview continues to be involved in the acquisition, exploration and, if warranted, the development of properties for the mining of precious metals in Ontario and Manitoba, Canada and Nevada, USA.

Grandview was incorporated in 1945 and was primarily engaged in the mineral exploration and resource sector up to 1987, when trading of the Company’s securities ceased. In November 1998, Grandview invested in Navitrak International – a company involved in high-technology products involving global positioning systems (GPS). During the next three years, Grandview pursued this investment opportunity, but subsequently decided to return to mineral exploration and mining.

On March 26, 2004, the Company put a new management team in place, identified an exploration property of merit with a geological report in accordance with the National Instrument 43-101, and acquired an option to earn an interest in the Pony Creek/Elliot Dome Properties; the terms of which it subsequently fulfilled (refer below).

Properties and Projects

Pony Creek / Elliot Dome Properties in the State of Nevada, USA

Grandview has an 80% undivided interest in the Pony Creek and Elliot Dome properties, both in Elko County, Nevada.

In terms of an option agreement between the Company and Mill City, dated April 14, 2005, Mill City has exercised its option to dilute its 40% participating interest in the Pony Creek / Elliot Dome Properties to a 20% carried interest, up to and including the date on which the bankable feasibility study is completed by the Company. At that time Mill City shall convert its 20% carried interest to a 20% participating interest. The acceptance by Mill City of the terms of the Company’s earn in immediately converts the Company’s 60% interest to a 80% interest in the Pony Creek / Elliot Dome Properties.

Work at Pony Creek/Elliot Dome for the third quarter centered on compiling and organizing data gathered from the summer exploration program, report writing and initial planning of logistics and permitting for the upcoming summer drilling program.

Exploration costs of $48,520 were incurred during the third quarter 2008 on the Pony Creek / Elliot Dome Properties, compared with $238,245 for the third quarter 2007. Exploration costs incurred during the nine-month period 2008 were $1,242,214, compared with $2,318,771 for the nine-month period 2007. Cumulative exploration costs incurred from the inception of the exploration stage to February 29, 2008 are $5,628,671.

Red Lake Properties – Loisan, Dixie Lake and Sanshaw-Bonanza in Ontario, Canada

Grandview has a 100% interest in eight mining claims, covering approximately 60 hectares, located in Red Lake, Ontario, Canada (the “Loisan Property”).

Grandview has a 64% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (the “Dixie Lake Property”). The Company obtained this interest by fulfilling the terms of its original option agreement with Fronteer Development Group Inc. (“Fronteer”). Under the terms of the option agreement, dated August 26, 2005, the Company had a right to earn an undivided 51% interest in the Property by incurring exploration expenditures of $300,000, which it has, making payments totaling $75,000 to the underlying property vendor and by issuing 160,000 shares of the Company at $1.25 per share (for a total value of $200,000) to a third party as a finder’s fee. The Company recently presented a detailed accounting of its US$1,711,000 exploration program completed to date, as well as plans for exploration moving forward. Fronteer accepted, in writing, the Company’s earn-in and has further informed the Company that, as per the terms of the option agreement, it will exercise its option to dilute its 49% participating interest to a 36% participating interest in the property.

Grandview has an option to acquire a 60% interest in ten (10) unpatented and two (2) patented mining claims, located on Red Lake, Ontario (the “Sanshaw-Bonanza Property”). Grandview may earn this interest, under an amended agreement with EMCO Corporation SA (“EMCO”), by incurring $500,000 in resource exploration and development expenditures and by issuing 100,000 common shares of the Company in addition to the 55,000 shares already issued to EMCO (155,000 common shares were issued and valued at $57,000 up to August 31, 2007) and also by issuing 200,000 warrants at an exercise price of $1.40 per share (which expires 36 months from the date of issuance).

During the quarter, a limited drill program was carried out on the Dixie Lake property while waiting for ice conditions to permit access to targets on the Bonanza property. Two holes were drilled at the New South Zone and the first hole successfully intersected the gold bearing quartz discovered last year. Results for the second hole are pending. This data will be compiled with previous information for interpretation and ongoing exploration planning.

Exploration costs of $375,562 were incurred during the third quarter 2008 on the Red Lake Properties, compared with $76,659 for the third quarter 2007. Exploration costs of $1,233,251 were incurred during the nine-month period 2008, compared with $206,667 for the nine-month period 2007. Cumulative exploration costs incurred from the inception of the exploration stage to February 29, 2008 are $2,764,411.

Rice Lake Properties – Bissett, Gem, Angelina and Banksian in Manitoba, Canada

Grandview owns a 100% interest in five (5) mining claims, located in Manitoba, Canada (the “Bissett Gold Camp Claims”.

Grandview has an option to acquire a 50% interest in the Gem Property, a property consisting of seven (7) claims covering 1,594 hectares, located near Rice Lake, Manitoba (the “Gem Property”). Grandview may earn this interest by completing $250,000 in exploration work by December 31, 2007. In January, the company successfully negotiated an extension to the Gem Property to December 31, 2008. In return for the extension, Grandview forwarded digital information from the airborne geophysical survey completed by Grandview in 2006 to Marum Resources. Marum Resources will process the data and combine that information with other data in its possession. Marum Resources will then share the information with Grandview once compiled.

Grandview has a 100% interest in twenty-four (24) unpatented mining claims in the Long Lake – Cat Lake area of southeastern Manitoba, covering approximately 3,975 hectares (the “GVG Property”).

Grandview has a 100% interest in four (4) unpatented mining claims covering 351 hectares in the Rice Lake belt in southeastern Manitoba (the “Angelina Property”).

Grandview has a 100% interest in fourteen (14) unpatented mining claims in the Banksian Lake area of southeastern Manitoba, covering 2,824 hectares (the “Banksian Property”).

Exploration costs of $70,540 were incurred during the third quarter 2008 on the Rice Lake Properties, compared with $89,192 for the third quarter 2007. Exploration costs of $405,754 were incurred during the nine-month period 2008, compared with $204,363 for the nine-month period 2007. Cumulative exploration costs incurred from the inception of the exploration stage to February 29, 2008 are $1,074,351.

Rocky Ridge Property in Manitoba, Canada

Grandview has an option to acquire a 70% interest in 7 mining claims, located in the Lac du Bonnet mining district of Manitoba (the “Rocky Ridge Property”). Grandview may earn this interest by incurring $600,000 in resource exploration and development expenditures, making $85,000 in payments and issuing 225,000 shares of the Company, over a 2-year period.

The Company allowed its option to lapse on this property during the previously reported quarter, due to poor drill results.

Exploration costs of ($2,150) and $177,970 were incurred on the Rocky Ridge Property during the third quarter 2008 and the nine-month period 2008 respectively, compared with $391,171 for the third quarter 2007 and $610,921 for the nine-month period 2007. Cumulative exploration costs incurred from the inception of the exploration stage to February 29, 2008 are $726,374.

Private Placements

On July 6, 2007, the Company completed a private placement offering of 8,589,000 units, with each such unit being comprised of one common share and one half of one purchase warrant where each whole purchase warrant is exercisable into one additional common share upon payment of $0.65, at the subscription price of $0.40 per unit for total gross proceeds of $3,435,600. The proceeds from the offering are being used by the Company to fund its exploration programs on its Canadian and US properties and for general working capital. At the same time, the Company closed a non-brokered placement on the same terms for additional proceeds of $50,000 on the sale of a further 125,000 units. In connection with the brokered placement, Grandview paid a cash fee to an agent of 8% ($274,848) of the gross proceeds raised under the brokered placement and also issued broker warrants to acquire 8% of the total number of units issued under the brokered placement at a price of $0.40 per unit for a period of 24 months from closing. In addition, Grandview also paid a cash work fee of $7,500 for certain services of the Agent. Other costs associated with the private placement amounted to $103,497.

In connection with this offering, the Company secured the consent of its shareholders at a special meeting, which occurred on May 17, 2007. A special meeting was required to be called in order to approve this placement under TSX policies as the total number of common shares issuable thereunder exceeded 25% of the then issued and outstanding capital of the Company.

On December 21, 2007, the Company closed a brokered private placement with Bolder Investment Partners, Ltd. The brokered placement resulted in the issuance of 1,312,000 units in the capital of the Company at a purchase price of $0.55 per unit for gross proceeds of $721,600 and 605,000 flow-through shares at a purchase price of $0.65 per share for gross proceeds of $393,250. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant is exercisable to acquire one further common share of the Company at a price of $0.70 for a period of 24 months from closing.

In connection with the brokered placement, Grandview paid a cash fee to the Agent of 8% of the gross proceeds raised under the brokered placement and also issued broker options to acquire 8% of the total number of units issued under the brokered placement at a price of $0.60 per unit for a period of 24 months from closing.

On December 28, 2007, the Company closed a non-brokered private placement. The non-brokered placement resulted in the issuance by Grandview of a total of 538,000 flow-through shares at a purchase price of $0.65 per flow-through share for gross proceeds of $349,700.

Flow-through Shares

During the period from January 1, 2007 to December 31, 2007, the Company issued an aggregate of 1,143,000 flow-through common shares for total proceeds of $742,950. Exploration expenditures of $742,950 were renounced effective December 31, 2007. Refer also the “Results of Operations” section for further discussion of the tax consequences of issuing flow-through shares.

Stock Option Transactions

The Company granted 2,000,000 options to directors, officers, geologists and consultants of the Company, effective September 28, 2007. Each such option is exercisable at a price of $0.68 for a period of five years. All the options granted vested immediately.

975,000 stock options were cancelled during the nine-month period 2008.

RESULTS OF OPERATIONS

Third Quarter 2008

Grandview incurred a net loss of $34,115 for the third quarter 2008, compared with a loss of $666,918 for the third quarter 2007. The decrease in net loss for the third quarter 2008 compared to the third quarter 2007 is due predominantly to:

-

The decrease in stock option compensation expense of $131,500; $nil incurred during the third quarter 2008, compared with $131,500 for the third quarter 2007. The Company’s issued stock options vested completely and were all expensed during the previous reporting period.

-	The decrease of $96,678 in flow through interest expense (third quarter 2008: $44,688; third quarter 2007: $141,366).

-

The tax recovery of $215,456 reported during the third quarter 2008, compared with $nil for the third quarter 2007. The renunciation of $742,950 in flow-through expenditures for the period January 1 2007 to December 31, 2007 created a future income tax recovery of approximately $215,456, which was allocated as a cost of issuing the flow-through shares.

Cash flows used in operating activities for the third quarter 2008 of $99,957 compares with $430,290 for the third quarter 2007. The decrease in cash flows used in operating activities during the third quarter 2008 compared with the third quarter 2007 is due to:

-	The positive effect on cash of expenses prepaid during the previously reported quarter of $73,807.

-

The positive effect on cash of the net GST and sundry receivable inflow of $127,561 during the third quarter 2008, compared with the net GST and sundry receivable outflow of $42,046 during the third quarter 2007.

-	The decrease in flow-through interest expense of $96,678 for the third quarter 2008, compared with the third quarter 2007.

Nine Months 2008

Grandview incurred a net loss of $2,135,426 for the nine-month period 2008, compared with a loss of $2,432,411 for the nine-month period 2007. The decrease in net loss for the nine-month period 2008 compared with the nine-month period 2007 is due predominantly to:

-	The tax recovery of $215,456 reported during the nine-month period 2008, compared with $nil for the nine-month period 2007.

-

The beneficial impact of the decrease in stock option compensation of $298,912 ($1,003,275 incurred during the nine-month period 2008, compared with $1,302,187 for the nine-month period 2007), offset by increased investor relations, business development and reporting issuer maintenance costs of $414,237 ($772,967 incurred during the nine-month period 2008, compared with $358,730 for the nine-month period 2007).

-	The reduction in flow-through interest expense of $96,678 ($44,668 incurred during the nine-month period 2008, compared with $141,366 for the nine-month period 2007).

-	The decrease overall in the cost of management services, professional fees and office and administration of $91,179 when comparing the nine-month period 2008 with the nine-month period 2007.

Grandview’s asset base has improved considerably since the corresponding period last year as a result of capital raised by the Company through private placements.

SUMMARY OF QUARTERLY RESULTS

The following tables set out financial performance highlights for the past eight quarters.

	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter
	Feb. 29,	Nov. 30,	Aug. 31,	May. 31,
	2008	2007	2007	2007
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses	264,491	1,731,395	375,811	370,329
Net income (loss)	(34,115)	(1,711,526)	(389,785)	193,241
Net income (loss) per share	(0.00)	(0.05)	(0.01)	0.01
Cash flows used in operating activities	(99,957)	(956,614)	(259,747)	(269,368)
Cash and cash equivalents, end of	1,927,043	1,146,482	2,965,747	1,299,277
period
Assets	12,383,498	11,312,038	12,064,680	9,217,009

	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter
	Feb 28,	Nov. 30,	Aug. 31,	May. 31,
	2007	2006	2006	2006
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses	666,918	858,082	928,995	507,216
Net income (loss)	(666,918)	(851,293)	(914,200)	54,214
Income (loss) per share	(0.03)	(0.04)	(0.05)	(0.00)
Cash flows used in operating activities	(430,290)	(335,602)	(633,346)	(438,508)
Cash and cash equivalents, end of	1,083,491	550,393	2,343,105	3,802,800
period
Assets	8,357,714	7,138,846	7,211,013	7,651,243

LIQUIDITY AND CAPITAL RESOURCES

Grandview’s working capital on February 29, 2008, was $1,990,818 compared with $1,575,617 on May 31, 2007. The cash balance on February 29, 2008 was $924,008 and short-terms investments were $1,003,035, compared with a cash balance of $1,299,277 on May 31, 2007.

Share Capital Continuity	Number of	Amount
	Shares
Balance, May 31, 2007	24,841,890	$ 11,019,703
Private placements	11,169,000	4,950,150
Warrants valuation	-	(966,452)
Mineral property acquisition	100,000	35,000
Exercise of warrants	147,875	66,544
Exercise of warrants valuation	-	36,673

Cost of issue - cash laid out	-	(487,499)
Cost of issue - broker warrants valuation	-	(248,629)
Flow-through cost of issue	-	(215,456)
Balance, February 29, 2008	36,258,765	$ 14,190,034

Warrants Continuity	Number of	Weighted
	Warrants	Average
		Exercise
		Price
Balance, May 31, 2007	6,581,583	$ 1.18
Issued (Note 4(b))	5,853,480	0.62
Issued (1)	73,937	0.65
Exercised	(147,875)	0.45
Balance, February 29, 2008	12,361,125	$ 0.92

Stock Options Continuity	Number of	Weighted
	Stock	Average
	Options	Exercise
		Price
Balance, May 31, 2007	2,850,000	$ 1.22
Granted (1)	2,000,000	0.68
Expired/cancelled	(975,000)	1.17
Balance, February 29, 2008	3,875,000	$ 0.96

The Company does not earn any revenue from its exploration and development activities.

While Grandview is dependant on the success of financing initiatives, management intends to strictly control all expenses and focus on creating value for shareholders by exploring and developing high-grade gold properties which it believes are to be the most promising.

Disclosure of Outstanding Share Data

The Company is authorized to issue an unlimited number of shares. As of April 14, 2008, the Company had outstanding 36,258,765 common shares; 12,361,125 warrants; and 3,875,000 stock options.

RELATED PARTY TRANSACTIONS

Included in management services expense for the third quarter 2008 and the nine-month period 2008 is $nil paid to a former President of the Company for consulting fees, travel expenses and management fees (third quarter 2007 $nil and for the nine-month period 2007: $5,000 in consulting fees and $6,422 in travel expenses).

The chairman of the Grandview’s board of directors was paid $15,000 and $51,000 for consulting services during the third quarter 2008 (third quarter 2007 - $19,500) and nine-month period 2008 respectively (nine-month period 2007: $52,250).

Consulting fees of $37,500 were paid to the president and chief executive officer (“CEO”) of the Company during the third quarter 2008 (third quarter 2007: $37,500). Also paid during the third quarter 2008 were $6,000 in car and office allowances (third quarter 2007: $6,000) and $608 in travel expenses (third quarter 2007: $4,708).

Consulting fees of $112,500 were paid to the CEO during the nine-month period 2008 (nine-month period 2007: $67,750). Also paid during the nine-month period 2008 were $18,000 in car and office allowances (nine-month period 2007: $8,000) and $9,485 in travel expenses (nine-month period 2007: $8,223).Total consulting fees and car and office allowances of $130,500 paid for the nine-month period 2008 were capitalized to mining interests (nine-month period 2007: $nil).

The CEO was advanced a loan of $90,000 on October 31, 2006. The loan bears no interest and is due on October 31, 2009.

A company with whom a director of the Company is affiliated was paid $nil for consulting services during the third quarter 2008 and nine-month period 2008 (third quarter 2007: $10,000; nine-month period 2007: $70,000).

Consulting services expenses of $21,000 were paid to the Chief Financial Officer of the Company for the third quarter 2008 (third quarter 2007: $nil). Consulting service expenses of $60,333 were paid during the nine-month period 2008, compared with $21,000 for the nine-month period 2007.

OFF-BALANCE SHEET ARRANGEMENTS

See description of option agreements under the “Properties and Projects” section.

PROPOSED TRANSACTIONS

There are no proposed transactions at this time, although the Company does evaluate potential merger, acquisition, investment and joint venture opportunities.

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements and the reported amount of certain revenue and expenses during the period. Actual results could differ significantly from those estimates.

Critical Accounting Estimates and Assumptions

Assessment of Recoverability of Mineral Property Costs

The Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Future Income Tax Assets

In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the future income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered “more likely than not,” a valuation allowance is established. If the valuation allowance is changed in a period, an expense or benefit must be included within the tax provision on the consolidated income statement.

Estimate of Stock Based Compensation and Associated Assumptions

The Company recorded stock-based compensation based on an estimate of the fair value on the grant date of stock options issued. This accounting required estimates of interest rate, life of options, stock price volatility and the application of the Black-Scholes option pricing model.

Assessment of Recoverability of Receivables Including VAT

The carrying amount of accounts receivables, and Value Added Tax are considered representative of their respective values. The Company assesses the likelihood that these receivables will be recovered and, to the extent that recovery is considered doubtful a provision for doubtful accounts is recorded.

Estimate of Fair Value of Financial Instruments

Where the fair value of a financial instrument is different than its carrying value disclosure of the estimated fair value is required. The fair value disclosed is based on management estimates using assumptions such as market interest rates.

Going Concern Assumption

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplate the realization of assets and settlement of liabilities in the normal course of business as they come due.

The Company's ability to continue as a going concern is dependent upon its ability to fund its working capital and exploration requirements and eventually to generate positive cash flows, either from operations or sale of properties. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

Asset Retirement Obligations

Future costs to retire an asset including dismantling, remediation and ongoing treatment, and monitoring of the site are recognized and recorded as a liability at fair value. The liability is accreted, over time through periodic charges to earnings. In addition, asset retirement costs are capitalized as part of the asset's carrying value and amortized over the asset’s useful life.

The Company has no obligations relating to retirement of its assets as at February 29, 2008 and May 31, 2007 and no liability has been recognized.

Critical Accounting Policies

Income Tax

The Company accounts for income taxes in accordance with the asset and liability method. The determination of future income tax assets and liabilities is based on the differences between the financial statement and the income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future income tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

Mineral Property Costs

Direct exploration and development costs are deferred in the accounts, net of amounts recovered from third parties, including receipts from options. At production, these costs will be amortized using the units-

of production method based on estimated reserves. Costs relating to properties abandoned are written off when the decision to abandon is made, or earlier if a determination is made that the property does not have economically recoverable reserves.

The recorded book value of the Company's mineral properties in North America is not intended to reflect the present or future value of the gold projects. The Company is in the process of exploring and developing its properties in North America. On a regular basis, the Company reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. If after the review, it is determined that the carrying amount of a mining interest is impaired, that mining interest is written-down to its estimated net realizable value. A mining interest is reviewed for impairment when events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mining properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments with maturity of 3 months or less at the date of original issue.

Flow-through Financing

The Company has financed a portion of its exploration activities through the issue of flow through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to capital stock and the related \ exploration costs have been charged to mineral properties. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciations reduce share capital.

Loss per Share

Basic loss per share is determined by dividing the net loss by the weighted average number of ordinary shares outstanding during the financial period. Diluted loss per share is the same as basic loss per share as the effect of potential issues of shares under option or from warrant exercises would be anti-dilutive.

Revenue recognition

Gains and losses on sale of marketable securities and properties are recognized when realized. Interest income is recognized on the accrual basis.

Share issue costs and reorganization costs

Share issue costs are recorded as a reduction of share capital. Reorganization costs are charged to deficit.

Translation of foreign currencies

Foreign currency accounts are translated into Canadian dollars as follows: At the transaction date, each asset, liability, revenue or expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the resulting foreign exchange gains and losses are included in operations in the current period.

Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective September 30, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The Company has evaluated the impact of EIC 166 and determined that no adjustments are currently required.

Changes in Accounting Policies including Initial Adoption

Comprehensive Income, Equity, Financial Instruments and Hedges

On October 1, 2006, the Company adopted CICA Handbook Sections 1530, "Comprehensive Income", Section 3251 "Equity", Section 3855, "Financial Instruments - Recognition and Measurement", Section 3861, "Financial Instruments - Disclosure and Presentation" and Section 3865, "Hedges."

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost.

Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, the Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value. GST and sundry receivable, prepaid expenses, exploration advances and due from a related party are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and are classified as other financial liabilities, which are measured at amortized cost.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated except for the requirement to restate currency translation adjustment as part of other comprehensive income.

Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

The adoption of these Handbook Sections had no impact on opening deficit.

Future Accounting Changes

Accounting Changes

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of The Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual consolidated financial statements for the Company's reporting period beginning on June 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

United States GAAP

Refer also Note 10 to the annual audited financial statements for a discussion of GAAP accounting pronouncements in the United States (“US”) that have or may in subsequent reporting periods affect the differences reported by the Company between Canadian GAAP and US GAAP.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

At the close of the most recent fiscal period, the financial instruments of the Company consisted of accounts receivable, accounts payable and accrued liabilities. Grandview does not expect to be exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair values of all its financial instruments approximate their carrying values.

CONTROLS AND PROCEDURES

The CEO and CFO have evaluated the effectiveness of the Company's disclosure controls and procedures and assessed the design of the Company's internal controls over financial reporting as of February 29, 2008, pursuant to the requirements of Multilateral Instrument 52-109.

Management has concluded that, as of February 29, 2008, such financial reporting disclosure controls and procedures and the design of the Company’s internal controls over financial reporting were effective.

Management in not aware of any changes in its internal controls over financial reporting during the third quarter 2008 and nine-month period 2008 that would materially affect, or is reasonably likely to materially affect, its internal controls over financial reporting.

OUTLOOK

These are certainly interesting, if not uncomfortable times to be an investor in the stock markets. The credit issues in United States have had a dramatic impact on the economy and stock markets not only in North America, but around the world. Investors have become very risk adverse and as a consequence, liquidity in the markets has been reduced significantly, as evidenced by the stock charts of most junior gold/silver companies and the apparent lack of financings taking place.

In times like these many people end up sitting on their hands wondering what to do. Grandview will continue to push ahead with our strategy of evaluating, securing and exploring quality projects within North American mining camps. An exploration company’s activities during such times can play a significant role in its future success. We are identifying many opportunities to acquire projects and companies and we are evaluating their relative merits and costs to acquire and explore. We will be prudent and will only pursue those opportunities that we believe will have a positive impact on the value of the company. We believe that the opportunities for gold exploration companies are excellent and that the impact of the credit issues in the United States creates greater opportunity.

We will continue to push forward on Pony Creek this summer and follow up on the success we had in our drill program last year. We are currently in the process of permitting with the BLM and lining up a drill contractor for a June start on the project. Drills remain in very strong demand in Nevada, but we have developed a good relationship over the years and that should help us moving forward.

We will evaluate the results of the drill programs carried out this winter in Red Lake and will formulate our next steps for the district. In Manitoba, we hope to have a strong program this summer. We will look to spend many man hours mapping and prospecting in the Rice Lake belt in the hopes of making a discovery. It is early stage work, but we are confident in our abilities and look forward to success this summer.

Over the next year the Company will continue to focus its’ exploration and project development efforts in the Carlin Trend of northeastern Nevada, the Red Lake area of northwestern Ontario and the Rice Lake area of southeastern Manitoba. We are about to embark on our first drill program at the Bonanza property in Red Lake as ice conditions are improving. We will also follow up on the newly discovered NS Zone at the Dixie Lake property in Red Lake this winter. Exploration efforts will shift in the summer months to the Rice Lake reconnaissance program in Manitoba and we will also mobilize drills to the Pony Creek property in Nevada to continue to trace mineralization intersected last year in the resource area.

We will adhere to our stated strategy and continue to explore some of the best real estate in North America for gold mineralization. We are aggressively pursuing new opportunities both in Canada and Nevada to continue to build value for our shareholders.

RISKS AND UNCERTAINTIES

At the present time, Grandview does not hold any interest in a mining property in production. Therefore, the Company’s viability and potential success lies in its ability to develop, exploit and generate revenues from potential mineral deposits discoveries resulting from planned exploration programs on its properties or its option agreements. Revenues, profitability and cash flow from any future mining operations involving the Company will be influenced by precious metal prices and by the relationship of such prices to the production costs. Such prices have fluctuated widely in the past, affected by numerous factors beyond the Company’s control.

Grandview has limited financial resources and there are no assurances that additional funding will be available for further exploration and development of it projects or to fulfill its obligations under applicable option agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there is no assurance that it will be able to obtain such additional financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Company with the possible dilution or loss of such property interest.